Baseline Oil & Gas Corp.

411 North Sam Houston Parkway East

Suite 300

Houston, Texas 77060

May 9, 2008

VIA EDGAR and FACSIMILE

H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Baseline Oil & Gas Corp. (Registration No. 333-148221);
Application for Withdrawal of Registration Statement on Form SB-2, as
amended by Amendment No. 1 on Form S-3

Dear Mr. Schwall:

Baseline Oil & Gas Corp. (“Registrant”) hereby requests the withdrawal, effective immediately, of that Registration Statement on Form SB-2 (File Number 333-148221), originally filed by Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2007, as amended by Amendment No. 1 thereto on Form S-3 filed with the Commission on March 6, 2008 (collectively, the “Registration Statement”). No securities were sold in connection with the Registration Statement.

Registrant’s decision to submit an application for withdrawal is based upon a number of reasons, principal among them the availability of the exemption from registration under the Securities Act of 1933 provided by Rule 144, as amended effective February 15, 2008.

Registrant also informs the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Sincerely,

Baseline Oil & Gas Corp.

By:	/s/ Patrick H. McGarey
Patrick H. McGarey,
Chief Financial Officer

cc:	Sean Donahue (Securities and Exchange Commission)
Matt S. Cohen, Esq. (Thompson & Knight, LLP)